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                             October 7, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Horizen Trust (ZEN)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Horizen
Trust (ZEN)
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form 10
                                                            Filed September 23,
2022
                                                            File No. 000-56435

       Dear Michael Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Refer to your responses to comment 2 in our June 13, 2022 letter and related comments.
                                                        While we do not have
any further comments at this time regarding your responses, please confirm your
understanding that our decision not to issue additional comments should not be interpreted to mean
that we either agree or disagree with your responses, including any conclusions you have
made, positions you have taken and practices you have engaged in with respect to this
matter.
 Michael Sonnenshein
FirstName  LastNameMichael  Sonnenshein
Grayscale Horizen Trust (ZEN)
Comapany
October    NameGrayscale Horizen Trust (ZEN)
        7, 2022
October
Page 2 7, 2022 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance